UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Papa John's International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813  10  2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY  40223  (502)253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698813 10 2

1.	Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only) John H. Schnatter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,549,848

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,529,645

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,549,848

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.23%

14.	Type of Reporting Person (See Instructions) IN

Item 1.   Security and Issuer

See cover page.

Item 2.   Identity and Background

(a)   John H. Schnatter

(b)   11411 Park Road, Anchorage, KY 40223

(c)   Mr. Schnatter is the Founder, Chairman of the Board and Chief Executive Officer of Papa John’s International, Inc.

(d)   During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.

(e)   During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgments, decrees or final orders enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Schnatter is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

No change from amendment 25.

Item 4.   Purpose of Transaction

This filing is being made to update holdings and percentages previously disclosed.  All items below reflect the Papa John’s International, Inc. 2 for 1 stock split effected December 27, 2013.

On December 30, 2013, Mr. Schnatter acquired 104,206 shares of Common Stock via the exercise of stock options with an exercise price of $9.22 per share.

Between November 20 and December 3, 2013, Mr. Schnatter made three gifts of Common Stock totaling 43,300 shares.

On August 20, 2014, the John H. Schnatter Family Foundation sold 25,000 shares of Common Stock at an average price of $39.86 per share in open market transactions under Rule 144 of the Act.

On August 29, 2014, Mr. Schnatter made a gift of Common Stock totaling 12,600 shares.

On December 1, 2014, Mr. Schnatter made a gift of Common Stock totaling 16,000 shares.

On December 26, 2014, Mr. Schnatter acquired 75,824 shares of Common Stock through the exercise of stock options with an exercise  price of $12.11 per share. In connection with this option exercise, Mr. Schnatter surrendered 46,470 shares of Common Stock to Papa John’s International, Inc. to satisfy the exercise cost of the options, as well as related withholding taxes.

On February 26, 2015, Mr. Schnatter sold 2,416 shares of Common Stock at an average price of $64.04 per share in open market transactions under Rule 144 of the Act.

Between April 23 and May 7, 2015, Mr. Schnatter sold 500,000 shares of Common Stock at an average price of $64.63 per share pursuant to a stock trading plan under Rule 10b5-1(c)(1) of the Act entered into on March 6, 2015.

On June 3, 2015, the John H. Schnatter Family Foundation sold 19,500 shares of Common Stock at an average price of $68.72 per share in open market transactions under Rule 144 of the Act.

Subsequent to these transactions, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 10,549,848 shares of Common Stock, as follows: 9,971,888 shares owned directly; 31,194 shares owned by M. Annette Schnatter, Mr. Schnatter’s spouse; 437,266 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing; and 109,500 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest.

By virtue of his stock ownership, and his position as Founder, Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5.   Interest in Securities of the Issuer

(a)   10,549,848 (26.23%)

(b)   Sole voting power: 10,549,848

Shared voting power: 0

Sole dispositive power: 10,529,645

Shared dispositive power: 0

(c)   Mr. Schnatter disposed of the shares of Common Stock described in Item 4.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No change from Amendment 25.

Item 7.   Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2015
Date
/s/ John H. Schnatter
Signature
John H. Schnatter
Name/Title